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                       (LATHAM & WATKINS LLP LETTERHEAD)

April 29, 2005

VIA EDGAR

Mr. Larry Spirgel, Assistant Director
Mr. Ted Yu, Attorney-Advisor
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


    RE: CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED REGISTRATION STATEMENT ON FORM F-1 (REGISTRATION NO. 333-123921)
             ----------------------------------------------------------------

Dear Mr. Spirgel and Mr. Yu:

     On behalf of our client, China Techfaith Wireless Communication Technology Limited, a corporation organized under the laws of the Cayman Islands (the "Company"), we are filing herewith the Company's Amendment No. 2 to Registration Statement on Form F-1 ("Amendment No. 2"). For the ease of your reference, we will deliver to you 5 hard copies of Amendment No. 2 marked to show changes to Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the "Commission") on April 20, 2005.

     If you need additional copies or have any questions regarding the Registration Statement, please call the undersigned at (852) 2912-2535.



                                                     Very truly yours,

                                                     /s/ Z. Julie Gao
                                                     of LATHAM & WATKINS LLP


Enclosures

cc: Defu Dong, Chairman and CEO, China Techfaith Wireless Communication Technology Limited
     Eva Hon, CFO, China Techfaith Wireless Communication Technology Limited David T. Zhang, Esq., Latham & Watkins LLP, Hong Kong
     Chris K. H. Lin, Esq., Simpson Thacher & Bartlett LLP, Hong Kong Stefanie Starna, Deloitte Touche Tohmatsu, Beijing
     Edward Au, Deloitte Touche Tohmatsu, Hong Kong




Resident partners: Joseph A. Bevash (US), Sabrina Y. T. Maguire (US), John A. Otoshi (US), Mitchell D. Stocks (US), David Zhang (US)